Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March, 31, 2020 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

CAD = Canadian dollar

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports
Condensed Consolidated Interim Financial Statements For the three-month period of the Fiscal Year N° 23 commenced January 1, 2020
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
747,529,409 Preferred shares of AR$ 1 par value with no voting rights	747,529,409	747,529,409
	1,006,046,708	1,006,046,708

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month periods ended at March 31, 2020 and 2019

		Three months at
		03.31.2020	03.31.2019
	Note	$
Continuous Operations
Revenue	4	8,961,224,945	10,481,953,417
CINIIF 12 - paragraph 14 Credit	5	2,404,922,691	3,385,141,752
Cost of service	10	(6,588,065,363)	(6,025,494,620)
CINIIF 12 - paragraph 14 Debit		(2,401,301,382)	(3,382,518,268)
Gross Profit		2,376,780,891	4,459,082,281
Distribution and selling expenses	10	(565,121,791)	(669,430,965)
Administrative expenses	10	(373,674,671)	(415,860,943)
Other income and expenses, net	4	223,173,260	259,063,725
Operating profit		1,661,157,689	3,632,854,098

Finance Income	4	53,758,804	673,454,525
Finance Costs	4	(877,743,464)	(1,208,197,969)
Result from exposure to changes in the purchasing power of the currency		(126,747,381)	(606,280,764)
Income before income tax		710,425,648	2,491,829,890
Income tax	4	(472,562,094)	720,363,610
Income for the period for continuous operations		237,863,554	3,212,193,500
Net Income for the period		237,863,554	3,212,193,500
Other comprehensive income		-	-
Comprehensive Income for the period		237,863,554	3,212,193,500

Income attributable to:
Shareholders		241,860,494	3,211,558,292
Non –Controlling Interest		(3,996,940)	635,208

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		0.7600	12.4072

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración C.P.C.E.C.A.B.A. T° 28 F° 223	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At March 31, 2020 and December 31, 2019

		03.31.2020	12.31.2019
	Note	$
Assets
Non- Current Assets
Property, plant and equipment		77,409,705	80,916,718
Intangible Assets	5	72,845,627,478	72,447,144,650
Rights of use		89,716,618	128,975,546
Deferred Income tax assets		7,085,438	774,233
Other receivables	4	6,032,419,983	5,775,242,303
Total Non-Current Assets		79,052,259,222	78,433,053,450
Current Assets
Other receivables	4	3,279,101,955	3,741,985,598
Trade receivables, net	4	2,775,870,058	3,380,014,581
Other Assets		17,306,152	17,311,195
Cash and cash equivalents	4	2,284,170,692	2,187,776,409
Total Current Assets		8,356,448,857	9,327,087,783
Total Assets		87,408,708,079	87,760,141,233
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		747,529,409	747,529,409
Share Premium		137,280,595	137,280,595
Capital adjustment		12,421,969,258	12,421,969,258
Legal and facultative reserve		20,977,548,354	20,977,548,354
Retained earnings		6,565,601,153	6,323,740,659
Subtotal		41,108,446,068	40,866,585,574
Non-Controlling Interest		27,981,978	31,978,918
Total Shareholders’ Equity		41,136,428,046	40,898,564,492
Liabilities
Non-Current Liabilities
Provisions and other charges	9	265,864,716	224,466,957
Financial debts	6	24,456,183,909	25,952,587,275
Deferred income tax liabilities		6,540,892,425	6,657,992,225
Accounts payable and others	4	40,673,608	54,135,083
Total Non- Current Liabilities		31,303,614,658	32,889,181,540
Current Liabilities
Provisions and other charges	9	825,612,386	844,749,557
Financial debts	6	6,942,089,657	5,417,067,065
Income tax, net of prepayments		17,667,097	17,766,520
Lease liabilities		100,364,761	142,145,651
Accounts payable and others	4	6,321,427,447	7,101,423,633
Fee payable to the Argentine National Government		761,504,027	449,242,775
Total Current Liabilities		14,968,665,375	13,972,395,201
Total Liabilities		46,272,280,033	46,861,576,741
Total Shareholders’ Equity and Liabilities		87,408,708,079	87,760,141,233

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración C.P.C.E.C.A.B.A. T° 28 F° 223	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At March 31, 2020 and 2019

	Atribuible a los accionistas mayoritarios
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.2020	258,517,299	747,529,409	137,280,595	12,421,969,258	602,444,912	20,375,103,442	6,323,740,659	40,866,585,574	31,978,918	40,898,564,492
Net Income for the period	-	-	-	-	-	-	241,860,494	241,860,494	(3,996,940)	237,863,554
Balance at 03.31.2020	258,517,299	747,529,409	137,280,595	12,421,969,258	602,444,912	20,375,103,442	6,565,601,153	41,108,446,068	27,981,978	41,136,428,046

Balance at 01.01.2019	258,517,299	629,252,640	137,280,595	12,381,160,608	518,176,995	13,718,178,612	9,783,717,615	37,426,284,364	25,611,959	37,451,896,323
Net Income for the period	-	-	-	-	-	-	3,211,558,292	3,211,558,292	635,208	3,212,193,500
Balance at 03.31.2019	258,517,299	629,252,640	137,280,595	12,381,160,608	518,176,995	13,718,178,612	12,995,275,907	40,637,842,656	26,247,167	40,664,089,823

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración C.P.C.E.C.A.B.A. T° 28 F° 223	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the three month periods ended at March 31, 2020 and 2019

		03.31.2020	03.31.2019
Cash Flows from operating activities	Note	$
Net income for the period		237,863,554	3,212,193,500
Adjustment for:
Amortization of intangible assets	5 / 10	2,006,439,863	1,356,215,452
Depreciation of property , plant and equipment	10	3,507,708	3,334,285
Amortization right of use	10	39,258,926	40,876,829
Specific allocation of accrued and unpaid income	7	761,504,027	525,639,917
Income Tax	4	472,562,094	(720,363,610)
Bad debts provision	8 / 10	79,146,765	128,802,851
Accrued and unpaid financial debts interest costs	6	619,932,295	438,468,887
Accrued deferred revenues and additional consideration	9	(204,990,168)	(128,613,235)
Accrued and unpaid Exchange differences		135,409,575	544,394,962
Litigations provision	9	(5,401,375)	2,992,850
Inflation Adjustment		207,733,799	101,398,914
Changes in operating assets and liabilities:
Changes in trade receivables		303,167,146	(760,486,022)
Changes in other receivables		(1,013,128,346)	(426,559,746)
Changes in other assets		5,043	(1,703,592)
Changes in accounts payable and others		(323,837,807)	(133,674,434)
Changes in liabilities for current income tax		(688,575)	(527,655,466)
Changes in provisions and other charges		281,561,682	278,936,786
Changes in fee payable to the Argentine National Government		(419,758,938)	(478,993,323)
Increase of intangible assets		(2,403,540,475)	(3,384,019,719)
Income tax paid		-	(152,241,153)
Net cash provided by(used in) operating activities		776,746,793	(81,055,067)
Cash Flow for investing activities
Acquisition of investments		(186,034,310)	-
Collection of investments		257,012,986	298,342,229
Acquisition of property, plant and equipment		-	(153,725)
Net Cash Flow generated by investing activities		70,978,676	298,188,504
Cash Flow from financing activities
New Financial debts	6	628,100,535	-
Payment of leases		(45,210,653)	(40,580,684)
Financial debts paid- principal	6	(823,592,813)	(21,572,386)
Financial debts paid- interests	6	(594,579,894)	(404,920,560)
Dividends paid	9	(28,649,999)	-
Net Cash used in financing activities		(863,932,824)	(467,073,630)

Net decrease in cash and cash equivalents		(16,207,355)	(249,940,193)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		2,187,776,409	6,495,537,543
Net decrease in cash and cash equivalents		(16,207,355)	(249,940,193)
Inflation adjustment		114,922,262	514,649,313
Foreign Exchange differences		(2,320,624)	188,607,182
Cash and cash equivalents at the end of the period		2,284,170,692	6,948,853,845
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	1,382,216	1,122,033
Dividends on preferred shares	14	41,379,671	4,726,799

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración C.P.C.E.C.A.B.A. T° 28 F° 223	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at March 31, 2020 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

On April 14, 2020, the Company requested the ORSNA to close the Palomar Airport and transfer the operations to the Ezeiza Airport. To date, said request is pending authorization.

The current note to the condensed consolidated interim financial statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2019.

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 03.31.2020	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	56,388,708	56,784,553	(15,108,557)
Cargo & Logistics SA.	1,614,687	98.63%	73,952	74,979	(220,375)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(1,091)
Texelrío S.A. (3)	84,000	70.00%	101,243,157	128,809,978	(9,067,956)
Villalonga Furlong S.A (4)	123,700	1.46%	33,679	2,306,785	(5,602)

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on April 30, 2020.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Condensed Consolidated Interim Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of March 31, 2019 and the Consolidated Financial Statements at December 31, 2019, timely approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2020, based on the application of IAS 19 (see Note 3.6)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2019.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of December 31, 2019.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2019.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Estimates (Contd.)

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Financial information in hyperinflationary economies (Contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the three-month period ended March 31, 2020 was 1.0702; also, the inter annual coefficient for the period ended March 31, 2020 was 1.4729.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Inflation adjustment (Contd.)

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2020. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2020, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2020, through the application of the relevant conversion factors.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Inflation adjustment (Contd.)

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax gain in the period ended at March 31, 2020 was $473 million, including a current tax charge of $594 million that was mostly reversed by a deferred tax gain of $121 million.

In order to determine the net taxable income at the end of the current period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $409 million was incorporated into the tax result because at March 31, 2020, the variation of the General Level Consumer Price Index (CPI) for the year 202 will exceed 15%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in six consecutive years, as a result, $79 million was recognized in the current tax liability and $330 million as a deferred tax liability.

On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating at March 31, 2019 a deferred tax gain as of $2,379 million, as well as a special tax charge of $761 million for adhesion to such benefit.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		03.31.2020	12.31.2019
	Note	$
Other non-current receivables
Tax credits		545,200	583,495
Trust for Strengthening	7	6,031,874,783	5,774,658,808
		6,032,419,983	5,775,242,303
Other current receivables
Expenses to be recovered		59,823,988	56,963,703
Guarantees granted	12	1,254,587	1,342,709
Related parties	7	2,090,911	2,237,776
Tax credits (*)		3,055,316,199	3,500,989,295
Prepaid Insurance		28,978,897	48,481,620
Others		131,637,373	131,970,495
		3,279,101,955	3,741,985,598

(*) As of March 31, 2020 and December 31, 2019, includes tax credits for value added tax refund of $1,096,957,202 and $1,174,007,396, respectively.

Trade receivables, net
Trade receivables		5,172,640,510	5,729,605,243
Related parties	7	50,521,655	37,920,400
Checks-postdated checks		25,966,172	27,102,778
Provision for bad debts	8	(2,473,258,279)	(2,414,613,840)
		2,775,870,058	3,380,014,581

Cash and cash equivalents
Cash and funds in custody		109,651,597	117,093,234
Banks		2,163,632,660	2,053,160,443
Checks not yet deposited		10,886,435	17,522,732
		2,284,170,692	2,187,776,409

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		03.31.2020	12.31.2019
	Note	$
Accounts payable and other non-current
Tax liabilities		40,673,608	54,135,083
		40,673,608	54,135,083
Accounts payable and other current
Obligations payable		41,107,524	62,448,499
Suppliers		4,617,082,392	5,228,031,352
Foreign suppliers		187,662,514	102,818,348
Related Parties	7	147,780,897	152,235,613
Salaries and social security liabilities		1,160,703,880	1,313,806,547
Other fiscal liabilities		167,090,240	242,083,274
		6,321,427,447	7,101,423,633

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	Three months at
	03.31.2020	03.31.2019
Revenues	$
Aeronautical revenues	5,631,021,554	6,682,154,180
Non-Aeronautical revenues	3,330,203,391	3,799,799,237
	8,961,224,945	10,481,953,417

As of March 31, 2020 and 2019, "over the time" income from contracts with customers for the three month periods was $7,734,271,738 and $8,983,380,362, respectively.

Other net incomes and expenses
Trust for Strengthening	221,696,935	259,863,814
Other	1,476,325	(800,089)
	223,173,260	259,063,725

Finance Income
Interest	249,093,400	522,860,025
Foreign Exchange differences	(195,334,596)	150,594,500
	53,758,804	673,454,525

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)
	Three months at
	03.31.2020	03.31.2019
	$
Finance Expenses
Interest	(681,888,867)	(476,779,239)
Foreign Exchange differences	(195,854,597)	(731,418,730)
	(877,743,464)	(1,208,197,969)
	(823,984,660)	(534,743,444)

Income Tax
Current	(594,217,929)	(1,292,328,622)
Deferred	121,655,835	2,012,692,232
	(472,562,094)	720,363,610

NOTE 5 – INTANGIBLE ASSETS

		2020	2019
	Note	$
Original values
Balance at January 1		101,481,668,818	82,065,909,784
Acquisitions of the period		2,404,922,691	3,385,141,752
Balance at March 31		103,886,591,509	85,451,051,536

Accumulated Amortization:
Balance at January 1		(29,034,524,168)	(23,420,353,303)
Amortization of the period	10	(2,006,439,863)	(1,356,215,452)
Balance at March 31		(31,040,964,031)	(24,776,568,755)
Total net balance at March 31		72,845,627,478	60,674,482,781

NOTE 6 – FINANCIAL DEBTS

	31.03.2020	31.12.2019
	$
Non-current
Bank borrowings	5,178,190,135	5,991,593,006
Negotiable Obligations	19,340,700,000	20,030,209,139
Finance lease liabilities	447,835	1,250,592
Cost of issuance of Negotiable Obligations	(63,154,061)	(70,465,462)
Total Non- Current	24,456,183,909	25,952,587,275

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

	03.31.2020	12.31.2019
	$
Current
Bank borrowings	3,301,634,161	1,778,863,275
Negotiable Obligations	3,640,767,168	3,633,016,155
Finance lease liabilities	10,214,005	16,462,108
Cost of issuance of Negotiable Obligations	(10,525,677)	(11,274,473)
Total Current	6,942,089,657	5,417,067,065
Total	31,398,273,566	31,369,654,340

As of March 31, 2020 and December 31, 2019, the fair value of the financial debt amounts to $30,890,544,019 and $30,851,934,327, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Breakdown of Financial debts:	2020	2019
	$
Balance at January 1	31,369,654,340	25,167,904,897
New financial debts	629,482,751	1,122,033
Financial debts paid	(1,418,172,707)	(426,492,946)
Accrued interest	619,932,295	438,468,887
Foreign Exchange differences	2,280,604,785	703,551,289
Inflation adjustment	(2,083,227,898)	(578,325)
Net Balance at March 31	31,398,273,566	25,883,975,835

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On January 21, 2020, the Company took out a loan of US $ 10,000,000 with Banco Macro repayable at 180 days with a nominal annual rate of 6%.

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020.

The aforementioned program establishes the issuance of simple Negotiable Obligations not convertible into shares with a nominal value of up to US $ 500,000,000, or its equivalent in other currencies, with a duration of five years from the date of approval of the CNV.

On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations.

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at March 31, 2020 and December 31, 2019 are as follows:

	03.31.2020	12.31.2019
	$
Trade receivables net- Current
Other related companies	50,521,655	37,920,400
	50,521,655	37,920,400

Other current receivables
Other related companies	2,090,911	2,237,776
	2,090,911	2,237,776

Accounts payable and other- Current
Other related companies	147,780,897	152,235,613
	147,780,897	152,235,613

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

	03.31.2020	12.31.2019
	$
Provisions and other charges
Other related companies	426,249	456,189
Shareholders	153,199,944	180,731,589
	153,626,193	181,187,778

During the three month periods ended March 31, 2020 and 2019 the Company has charged to the cost $59,770,154 and $66,881,933 respectively with Proden SA for rental and maintenance of offices.

During the three month periods ended March 31, 2020 and 2019 the Company has charged at cost $52,225,890 and $17,333,157, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the three month periods ended March 31, 2020 and 2019, the Company has charged with Helport S.A. to intangible assets $743,013 and $42,588,662 respectively and at cost $44,111,692 and $114,833,732 respectively.

During the period ended at March 31, 2020 dividends have been paid to the shareholders according to their shareholding for $28,649,999.

At March 31, 2020 and December 31, 2019 the Company owed the Argentine National Government $761,504,027 and $449,242,775 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $6,031,874,783 and $5,774,658,808 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $31,044,620 and $17,752,799 for the three month periods ended at March 31, 2020 and 2019 respectively.

Corporación America S.A. is the direct owner of 45,90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29,75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95,37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 8 – BAD DEBT PROVISIONS

	2020	2019
	$
Initial balance at January 1	2,414,613,840	528,957,845
Increases (*)	241,761,199	204,621,260
Usage	(20,397,968)	(102,075,495)
Inflation adjustment	(162,718,792)	(62,418,880)
Final Balance at March 31	2,473,258,279	569,084,730

(*) As of March 31, 2020 and 2019 includes $79,146,765 and $128,802,851 respectively in Distribution and Commercialization Expenses (Note 10) and $162,614,434 and $75,818,409 in Exchange Difference (Note 4).

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2020	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At March 31 2020	Total current	Total Non Current
Litigations		77,368,389	(5,401,375)	-	(5,077,692)			66,889,322	63,935,643	2,953,679
Related Parties	7	456,189	-	-	(29,940)	-	-	426,249	426,249	-
Deferred Income		411,786,139	228,083,875	-	(10,494,627)	(192,606,163)	4,319,385	441,088,609	308,956,512	132,132,097
Trust for works- Portfolio of Projects 2012/2014		110,913,660	277,815,016	(229,938,682)	(7,456,653)	-	-	151,333,341	151,333,341	-
Guarantees Received		103,033,798	15,558,801	(11,577,085)	(2,503,519)		(134,860)	104,377,135	104,377,135	-
Upfront fees from Concessionaires		184,926,750	1,619,757	-	-	(12,384,005)	-	174,162,502	43,383,562	130,778,940
Dividends to be paid	7	180,731,589	-	(28,649,999)	(11,416,459)	-	12,534,813	153,199,944	153,199,944	-
Total of provisions and others liabilities		1,069,216,514	517,676,074	(270,165,766)	(36,978,890)	(204,990,168)	16,719,338	1,091,477,102	825,612,386	265,864,716

	Note	At January 1 2019	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At March 31 2019	Total current	Total Non Current
Litigations		109,610,191	2,992,850	(2,910,156)	(11,564,394)	-	-	98,128,491	94,288,995	3,839,496
Related Parties		701,766	-	-	(73,945)	-	-	627,821	627,821	-
Deferred Income		232,644,331	185,491,295	-	-	(115,302,597)	-	302,833,029	259,357,470	43,475,559
Trust for works- Portfolio of Projects 2012/2014		246,793,864	829,506,756	(791,270,598)	(27,316,053)	-	-	257,713,969	257,713,969	-
Guarantees Received		79,681,114	46,422,578	(25,398,851)	453,555	-	-	101,158,396	101,158,396	-
Upfront fees from Concessionaires		215,212,114	15,058,866	-	-	(13,310,638)	-	216,960,342	45,929,159	171,031,183
Total of provisions and others liabilities		884,643,380	1,079,472,345	(819,579,605)	(38,500,837)	(128,613,235)	-	977,422,048	759,075,810	218,346,238

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
Three month period ended at 03.31.2020	$
Specific allocation of revenues	1,330,181,610	-	-	1,330,181,610
Airport services and maintenance	1,283,605,882	-	45,838,602	1,329,444,484
Amortization of intangible assets	1,973,236,995	953,877	32,248,991	2,006,439,863
Depreciation of property, plant and equipment	3,507,708	-	-	3,507,708
Salaries and social security contributions	1,421,076,670	17,726,743	141,025,630	1,579,829,043
Fees for services	57,290,274	5,777,635	35,952,435	99,020,344
Public utilities and contributions	233,570,438	937,242	1,101,751	235,609,431
Taxes	59,952,905	447,532,120	82,982,250	590,467,275
Office expenses	162,893,305	8,075,377	26,688,650	197,657,332
Insurance	19,532,454	2,697	2,932,663	22,467,814
Advertising expenses	-	4,969,210	-	4,969,210
Bad debts charges	-	79,146,765	-	79,146,765
Board of Directors and Supervisory Committee fees	-	-	4,420,021	4,420,021
Amortization right of use	39,258,926	-	-	39,258,926
Other	3,958,196	125	483,678	4,441,999
Total at 03.31.2020	6,588,065,363	565,121,791	373,674,671	7,526,861,825

Three month period ended at 03.31.2019
Specific allocation of revenues	1,559,182,882	-	-	1,559,182,882
Airport Services and maintenance	1,236,525,664	85,882	5,087,456	1,241,699,002
Amortization of intangible assets	1,320,062,640	1,030,043	35,122,769	1,356,215,452
Depreciation of property, plant and equipment	3,334,285	-	-	3,334,285
Salaries and social security contributions	1,302,971,736	17,818,220	199,738,984	1,520,528,940
Fees for services	84,279,104	8,144,221	39,274,084	131,697,409
Public utilities and contributions	205,420,811	1,208,353	1,456,473	208,085,637
Taxes	54,133,222	505,204,815	82,829,857	642,167,894
Office expenses	190,483,486	1,436,032	42,170,100	234,089,618
Insurance	22,443,201	-	823,835	23,267,036
Advertising expenses	-	5,698,592	-	5,698,592
Bad debts charges	-	128,802,851	-	128,802,851
Board of Directors and Supervisory Committee fees	-	-	7,454,878	7,454,878
Amortization right of use	40,876,829	-	-	40,876,829
Other	5,780,760	1,956	1,902,507	7,685,223
Total at 03.31.2019	6,025,494,620	669,430,965	415,860,943	7,110,786,528

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.2020		Foreign exchange rates	Amount in local currency at 03.31.2020	Amount in local currency at 12.31.19
				$
Assets
Current Assets
Cash and cash equivalents	US$	22,446,558	64.2690	1,442,617,847	1,526,296,250
Trade receivables	US$	77,504,600	64.2690	4,981,143,169	5,226,556,093
Total current assets				6,423,761,016	6,752,852,343
Total assets				6,423,761,016	6,752,852,343

Liabilities
Current Liabilities
Commercial accounts payable and others	US$	12,864,459	64.4690	829,358,796	855,752,712
	EUR	4,385,625	71.1480	312,028,465	432,304,988
	CAD	135,650	45.5709	6,181,688	-
Financial debts	US$	106,022,763	64.4690	6,835,181,507	5,326,417,511
Lease liabilities	US$	1,556,791	64.4690	100,364,761	142,145,651
Provisions and other charges	US$	2,376,335	64.4690	153,199,944	180,731,589
Total current liabilities				8,236,315,161	6,937,352,451

Non-Current Liabilities
Financial debts	US$	381,648,049	64.4690	24,604,468,066	26,130,563,986
Total non- current liabilities				24,604,468,066	26,130,563,986
Total liabilities				32,840,783,227	33,067,916,437
Net liability position				(26,417,022,211)	(26,315,064,094)

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at March 31, 2020 and December 31, 2019 include $1,254,587 and $1,342,709 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At March 31, 2020 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,006,046,708
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 747,529,409 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673/5663, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

After the end of the three-month period ended on March 31, 2020, the ordinary and special general meeting of classes A, B, C and D shares and special preferred shares held on April 22, 2020 resolved to distribute a dividend to preferred shares in the amount of $ 163,449,105.

Likewise, the preferential dividend accrued for the three-month period ended March 31, 2020 is $ 41,379,671 and will be recorded upon approval by the Shareholders' Meeting.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020

The ordinary general assembly, special of classes A, B, C and D and special of preferred shares, convened for April 15, 2019, which was adjourned for April 30, 2019 decided not to address the Agenda item referred to the destination of the result of the 2018 year, for which purpose a new assembly was convened for June 13, 2019, which was adjourned for July 11 and then for July 25, 2019.In the assembly held on July 25, 2019, it was resolved:

- That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;
(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;
(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $ 2,143,500,000) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and
(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020 (Contd.)

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

- that the result for the year ended December 31, 2019 has the following destination:

(i)	$ 318,459,365 for the constitution of the legal reserve;
(ii)	$ 163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State in accordance with the resolution of the extraordinary general meeting of shareholders of the company held on June 6, 2008 and clause 14 and annex VII of the Concession Adequacy Agreement, payable in preferred shares;
(iii)	the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	03.31.2020	03.31.2019
Income for the year, net accrued dividends	196,483,883	3,207,466,701
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	0.7600	12.4072

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

In the framework of the aforementioned in Note 6 - Financial Debt, the company is carrying out different actions aimed at strengthening its financial position and maintaining liquidity.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2019.

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

The emergence and spread of a virus called "Coronavirus" (or Covid-19) towards the end of 2019, has generated various consequences on global business and economic activities. Given the magnitude of the spread of the virus, in March 2020, several governments around the world implemented drastic measures to contain the spread, including, inter alia, the closure of borders and a ban on travel to and from certain parts of the world. for a period of time and finally the obligatory isolation of the population together with the cessation of non-essential commercial activities. On March 11, 2020, the World Health Organization declared Covid-19 a global pandemic.

In Argentina, the National Government through Decree of Necessity and Urgency No. 260/2020 dated March 12, 2020 (and complementary regulations) established, among others, the public health emergency for a period of one year, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long-distance buses, among other measures aimed at reducing the population's circulation.

Preventive and compulsory social isolation was established as of March 20, 2020, allowing circulation only of those people linked to the provision / production of essential services and products; This isolation will be extendable for the time considered necessary in light of the epidemiological situation.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and impossible to reasonably predict.

Subsequent to the declaration of the pandemic, the company has been forced to decrease its operations after a substantial drop in national and international air traffic, which translated into a decrease in its revenues. However, although there have been significant short-term effects, they are not expected to affect business continuity.

The Board of Directors is closely monitoring the situation and taking all necessary measures to preserve the Company's human life and business.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

Following this line, a series of actions have been implemented, including: (i) measures to protect employees and passengers by improving safety and hygiene protocols, including remote work and only essential personnel on the premises, having sanitary equipment and implementing additional disinfection policies, (ii) the implementation of cost control and cash preservation measures, reducing expenses as much as possible, while maintaining the necessary quality and safety standards, (iii) negotiation with suppliers to extend payment terms and with regulatory agencies to renegotiate the payment of concession rights, and (iv) reduce capital investments to the minimum possible, to try to mitigate the impact of the COVID-19 virus. Despite these efforts, we expect our results of operations to be adversely affected in future periods and for as long as the health crisis continues.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

32

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of March 31, 2019 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of 2020 and 2019 of this informative review are expressed in constant currency at March 31, 2020, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at March 31, 2020.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS, issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

33

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

The main works carried out during the period ended at March 31, 2020 are detailed below:

Ezeiza International Airport:

Works in execution:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;
-	Building of Departures - Hall B and Zeppelin;
-	The work of Functional Reorganization of the GF in Terminal A is being executed;
-	New Running Parallel to Header 35; and
-	TWY Beaconing in Header 35

The following works are finished:

-	Multilevel parking;
-	Road System - Stage 1;
-	Adaptation Sector 1 for platform

Jorge Newbery Airport:

Works in execution:

-	External works - sidewalks - landscaping - coastal filling and underground parking - Stage 1 is over;
-	Terminal C disaffection;
-	New beacon substations and control systems; and

Platform and Perimeter Path Lighting are finished.

Comodoro Rivadavia Airport:

The work of the rehabilitation of track, taxi and platform; is finished

New beaconing works are in execution:

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

34

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Córdoba Airport:

Works in execution:

-	Expansion of the parking lot;
-	Rehabilitation of runway 18-36 and track marking.
-	Protection System for atmospheric discharges

Iguazú Airport:

The following works are in execution:

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

Bariloche Airport:

The Works of Re functionalization of the Terminal are in execution.

Tucumán Airport:

A project is being developed for the new Tucumán terminal.

San Fernando Airport:

The following works are in execution:

-	New Control Tower;

The following works are finished:

-	Work of Sewer and Storm Infrastructure Stage 1; and
-	Reshaping Beacon.

San Juan Airport:

The execution of the remodeling work of the passenger terminal progresses.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

35

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Salta Airport:

The Works of Expansion Boarding Rooms and Control Areas are finished

La Rioja Airport:

The following works are in execution:

-	New Passenger Terminal; and
-	New parking.

Esquel Airport:

The Integral Remodeling Work of the Passenger Terminal and TWR Control is underway.

El Palomar Airport:

The following works are in execution:

-	New Terminal in Hangars 1 and 2 - Stage 1
-	Roads and new parking.

Jujuy Airport:

Works in execution:

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.
-	New Control Tower.

Master Plans:

The Master Plans of the Airports are in execution according to the schedule agreed with the ORSNA.

Véase nuestro informe de fecha 30 de abril de 2020
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

36

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at March 31, 2020, 2019, 2018, 2017 and 2016 respectively, is presented.

	03.31.2020	03.31.2019	03.31.2018	03.31.2017(*)	03.31.2016(*)
	Thousands $
Current Asset	8,356,449	12,479,773	9,755,478	5,383,071	1,409,890
Non-current Assets	79,052,259	67,509,448	59,646,784	9,528,272	6,727,566
Total Assets	87,408,708	79,989,221	69,402,262	14,911,343	8,137,456

Current liabilities	14,968,665	10,156,524	6,259,805	2,722,221	2,092,111
Non- Current Liabilities	31,303,615	29,168,607	25,883,563	6,411,245	2,859,957
Total Liabilities	46,272,280	39,325,131	32,143,368	9,133,466	4,952,068
Net equity attributable to majority shareholders	41,108,446	40,637,843	37,240,534	5,768,602	3,178,309
Non-controlling interest	27,982	26,247	18,360	9,275	7,079
Net Equity	41,136,428	40,664,090	37,258,894	5,777,877	3,185,388
Total	87,408,708	79,989,221	69,402,262	14,911,343	8,137,456

(*) Amounts not restated per inflation as per General Resolution 777/2018.

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PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

37

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine month periods ended at March 31, 2020, 2019, 2018, 2017 and 2016.

	03.31.2020	03.31.2019	03.31.2018	03.31.2017(*)	03.31.2016(*)
	Thousands $
Gross Profit	2,376,781	4,459,082	4,119,633	1,486,981	1,021,340
Administrative and distribution and marketing expenses	(938,796)	(1,085,292)	(1,061,267)	(352,938)	(268,033)
Other net income and expenses	223,173	259,064	212,825	72,590	54,013
Operating profit	1,661,158	3,632,854	3,271,191	1,206,633	807,320
Income and financial costs	(823,985)	(534,743)	(184,127)	(67,256)	(403,464)
Result by exposure to changes in the acquisition power of currency	(126,747)	(606,281)	(632,963)	-	-
Result of investments accounted for using the equity method	-	-	-	-	-
Income before tax	710,426	2,491,830	2,454,101	1,139,377	403,856
Income tax	(472,562)	720,364	(959,023)	(295,314)	(140,000)
Result of the period	237,864	3,212,194	1,495,078	844,063	263,856
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	237,864	3,212,194	1,495,078	844,063	263,856
Result attributable to majority shareholders	241,860	3,211,559	1,499,673	843,120	261,918
Non-controlling interest	(3,996)	635	(4,595)	943	1,938

(*) Amounts not restated per inflation as per General Resolution 777/2018.

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PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

38

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

4. Cash flow structure

	03.31.2020	03.31.2019	03.31.2018	03.31.2017(*)	03.31.2016(*)
Cash Flows (used in) / generated by operating activities	776,747	(81,055)	800,317	208,087	392,576
Cash Flow generated by / (used in) investing activities	70,979	298,189	(75)	(1,425)	(135)
Cash Flow (used in) / generated by financing activities	(863,933)	(467,074)	(463,391)	3,541,136	(308,689)
Net Cash Flow (used in) / generated by the period	(16,207)	(249,940)	336,851	3,747,798	83,752

(*) Amounts not restated per inflation as per General Resolution 777/2018.

5. Analysis of operations for the three month periods ended at March 31, 2020 and 2019

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the three month periods ended at March 31, 2020 and 2019:

Revenues	03.31.2020	% revenues	03.31.2019	% revenues
	Thousands $		Thousands $
Aeronautical revenues	5,631,022	62.84%	6,682,154	63.75%
Non-aeronautical revenues	3,330,203	37.16%	3,799,799	36.25%
Total	8,961,225	100.00%	10,481,953	100.00%

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C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

39

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the three month periods ended at March 31, 2020 and 2019 (Contd.)

The following table shows the composition of the aeronautical revenues for the three month periods ended at March 31, 2020 and 2019:

Aeronautical revenues	03.31.2020	% revenues	03.31.2019	% revenues
	Thousands $		Thousands $
Landing fee	421,392	7.48%	594,346	8.89%
Parking fee	142,883	2.54%	236,341	3.54%
Air station use rate	5,066,747	89.98%	5,851,467	87.57%
Total	5,631,022	100.00%	6,682,154	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 03.31.2020	6,588,065
Costs of sales for the period ended at 03.31.2019	6,025,495
Variation	562,570

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 03.31.2020	373,675
Administrative expenses for the year ended at 03.31.2019	415,861
Variation	(42,186)

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PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

40

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the three month periods ended at March 31, 2020 and 2019 (Contd.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 03.31.2020	565,122
Distribution and commercial expenses for the period ended at 03.31.2019	669,431
Variation	(104,309)

Income and financial costs

Net financial income and costs totaled losses of $823,985 thousand during the three-month period ended at March 31, 2020 with respect to thousands of $534,743 losses during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $223,173 thousand during the three-month period ended at March 31, 2020 with respect to an income of $259,064 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company at March 31, 2020 amounted to $72,534,702 thousand composed of thousands of $31,398,274 of financial debt and a net equity worth of $41,136,428 thousand, while the total capitalization of the Company at March 31, 2020 amounted to thousands of $66,548,065 comprised of thousands of $25,883,976 of financial debts and a net equity worth of thousands of $40,664,090.

The debt as a percentage of total capitalization amounted to approximately 43.29% at March 31, 2020 and 38.90% at March 31, 2019.

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PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

41

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the three month periods ended at March 31, 2020 and 2019 (Contd.)

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the periods ended at March 31, 2020, 2019, 2018, 2017 and 2016:

	03.31.2020	03.31.2019	03.31.2018	03.31.2017(*)	03.31.2016(*)
Liquidity (*)	0.57	1.26	1.61	2.03	0.69
Solvency (**)	0.90	1.04	1.17	0.64	0.66
Immobilization of capital	0.90	0.84	0.86	0.64	0.83
Cost effectiveness	0.01	0.08	0.04	2.03	0.69

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

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PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

42

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the three month periods ended at March 31, 2020, 2019, 2018, 2017 and 2016:

Airport	03.31.2020	03.31.2019	03.31.2018	03.31.2017	03.31.2016
	In thousands
Ezeiza	2,828	3,082	2,916	2,666	2,639
Aeroparque	2,278	3,482	3,683	3,353	2,928
Córdoba	695	947	874	687	551
El Palomar	476	362	27	-	-
Bariloche	433	430	373	328	313
Mendoza	430	579	442	407	357
Iguazú	352	385	298	268	235
Salta	323	325	286	270	235
Tucumán	177	239	219	169	159
C. Rivadavia	121	169	157	141	138
Total	8,113	10,000	9,275	8,289	7,555
Overall total	8,675	10,750	10,030	8,929	8,111

Variation	-19.3%	7.2%	12.3%	10.1%	12.3%

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PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin Por Comisión Fiscalizadora	Martin Francisco Antranik Eurnekian Presidente

43

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the three month periods ended at March 31, 2020, 2019, 2018, 2017 and 2016 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	03.31.2020	03.31.2019	03.31.2018	03.31.2017	03.31.2016
Aeroparque	21,186	31,738	34,123	32,788	29,234
Ezeiza	20,158	20,800	18,517	17,243	17,872
San Fernando	9,201	10,422	11,588	8,835	10,373
Córdoba	6,406	8,845	8,204	6,724	5,652
Mendoza	4,303	5,761	4,726	4,508	3,984
Bariloche	3,336	3,675	3,464	3,252	3,045
Iguazú	3,315	3,201	2,613	2,450	2,114
El Palomar	3,138	2,697	369	-	-
Salta	2,973	3,291	3,100	3,703	2,530
Mar del Plata	2,073	2,911	3,365	2,029	2,088
Total	76,089	93,341	90,069	81,532	76,892
Overall total	90,015	111,215	108,169	99,478	93,472

Variation	-19.1%	2.8%	8.74%	6.4%	3.3%

44

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Outlook for 2020

For the first three months of this year, the company's passenger traffic has experienced a drop linked to the impact of the recent Covid-19 pandemic.

The Covid-19 virus is having and will likely continue to have, as the global health crisis and virus continue, a negative impact on passenger levels and air traffic operations. Given the uncertainty generated by this unprecedented situation, including its duration and the impact on demand for air travel, we cannot predict the full impact on our business; however, we expect that the impacts of the Covid-19 pandemic and the related economic shock are likely to have an adverse effect on our consolidated results of operations, consolidated financial position and consolidated cash flows relative to the prior year.

The Board is closely monitoring the situation and taking all necessary measures to preserve the Company's human life and business, along with various steps to further strengthen its financial position. Despite these efforts, we expect our results of operations to be adversely affected in future periods and for as long as the health crisis continues.

During the year 2020, we will continue working together with our employees, airlines, clients, suppliers, regulatory bodies and different stakeholders to overcome this situation and emerge stronger from it.

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45

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at March 31, 2020, the consolidated statement of comprehensive income for three months period ended March 31, 2020 and the consolidated statements of changes in shareholders' equity and of cash flows for the three-month period then ended and the selected explanatory notes.

The balances and other information for the year 2019 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis on the impact of Covid-19 on the company’s operations

Without modifying our conclusion, we emphasize the information contained in Note 18 to the condensed consolidated interim financial statements, in which management has described uncertainties related to the impact of the Covid-19 virus (Coronavirus) on the Company's business; as well as the measures ordered by said management to face this situation.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are in process of being transcribed into the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of March 31, 2020, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $ 102.296.384, which was not yet due at that date.

Autonomous City of Buenos Aires, April 30, 2020.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of article 294 of Law 19,550 and article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, which includes the consolidated statement of financial position as of March 31, 2020, the consolidated statements of comprehensive income for the three-month period ended March 31, 2020, and the consolidated statements of changes in shareholders' equity and of cash flows for the three-month period ended March 31, 2020, the explanatory notes and the additional information required by article 63 subsection a), paragraph 6 of the BYMA Regulations.

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, it is responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. Those standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated April 30, 2020, who states that it has been issued in accordance with The International Standard on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the company.

According to paragraph “Emphasis on the impact of Covid-19 on the company’s operations” included in the report on review of the external auditor, attention is drawn to the information contained in note 18 to the financial statements mentioned in the first paragraph; in which management has described uncertainties related to the impact of Covid-19 virus (Coronavirus) on the company’s business; as well as the measures ordered by said management to face this situation. Those uncertainties do not qualify the external auditors’ conclusion.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of March 31, 2020 consider all significant events and circumstances that are known to us, they have not been established in the Inventory and Balance Book, they arise from the accounting records taken in their formal aspects in accordance with legal regulations and, in that sense, we have no observations to make.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, April 30th 2020.

Patricio A. Martin
By Surveillance Committee